# NUUDII SYSTEM
## 2023 REPORT

Share Report

LETTER    REPORT CARD    FINANCIALS    THANKS    DETAILS

# Dear investors,

What we learned this year:Our team has proven to be a formidable force this year, serving as the true ambassadors of our brand. By staying true to our values and being transparent about what Nuudii is and isn't, we've successfully attracted customers and followers who are genuinely passionate about our product and are eager to join us on this journey.

We want to emphasize that growth and profits are equally vital for our company's long-term sustainability and prosperity.

Just so you are informed, four intimate companies were acquired in 2023. Nuudii System is filling a grey space that existed but no one looked to fill. We have strong IP, coupled with a unique and directional brand presence. Add in sales and a broad customer base with global reach, and we've built something that has tremendous value.

Though nothing can be guaranteed, we are determined to deliver on our promises.

Thank you for believing in Nuudii and our team and for being on this journey together.

**We need your help!**

Fundraising can be challenging. We need your support by reinvesting and helping us spread the word about this campaign.
Press: We have a story to tell, so please connect us to journalists.
We officially launched wholesale- so we'd love any introductions to retailers big or small.
Three degrees of separation - do you know any celebrities, stylists, or actors to whom we can gift Nuudii?

Sincerely,

*Annette Azan*

Founder and CEO

# Our Mission

We plan to OWN our new category of boobwear, be world renowned for occupying the space between bra and braless. Develop a number of new products all protected by IP. Move the brand into 3 new product categories.

Profits Profits Profits. Secure a strategic partner that aligns with our brand and helps us move the needle faster and stronger! We are interested in an EXIT - our goal is to be acquired or go public.



# How did we do this year?

## REPORT CARD

### A-

### ☺ The Good

We went viral on social media and it helped to spike our sales

We launched 19 new products (styles, sizes and colors)

We were profitable

### ☹ The Bad

We were unprepared when we went viral and didn't have enough inventory to keep the sales going beyond the first 4 weeks

Very little organic press coverage this year

didn't focus on fundraising - I should have started earlier

# 2023 At a Glance

## January 1 to December 31



**$2,610,176** **+131%**
Revenue



**$152,607**
Net Profit



**$537,677** **[14%]**
Short Term Debt



**$292,381**
Raised in 2023



**$105,000**
Cash on Hand
As of 03/12/24

**INCOME**   BALANCE   NARRATIVE

● Revenues   ● Profit



$2,610,176

$1,129,577

$152,607

-$684,207

2022          2023

Net Margin: 6%       Gross Margin: 55%       Return on Assets: 32%       Earnings per Share: $0.15

Revenue per Employee: $435,029       Cash to Assets: 27%       Revenue to Receivables: ~       Debt Ratio: 484%

 23.12.31_FINAL_FS_Nuu.pdf

# We ❤ Our 494 Investors

## Thank You For Believing In Us



| | | | | | |
|---|---|---|---|---|---|
| C Prescott | Brian McDowell | Zeek Weeks | Mirko Turrina | Don Martin | Alaina Goggin |
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| Deborah Stein | Heather CURTIS | Jefferson A | Fayruz Kirtzman | Jennifer Clemente | Doreen Amber Loomis |
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| Christopher Mu | Nancy L Fulton | Maria Rocco | Kelly Henley | Rosemary Clark | Mariam El Bacha |
| Charles Schechter | Sumardy Sumardy | Moses Nakamura | Greg Tracy | Garth Bauman | Risa Pappas |

Steven Brevett
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Geogy Philip
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Randy Richter
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Brian Clancy
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Michael Durs
Chelsea Walterscheid

Stephen McGill
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Arthur Smart
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Brian Drummond
Linda Ciardullo
Maureen Brown
Niels B Hansen
Isabelle Delgrange
Nsikan Udoyen
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Shari Sutcliffe
Qi J Zhang
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David A Ward
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Kathleen Pile
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Vitrus Juanita Banks
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Pamela Freeman
Kristi McCarthy
Paula Todd Allen
Jacqueline C Edwards

Jay Pennock
Ryan R Partridge
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William Hague
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Agustin M. Latosquin III
Michael T Kadie
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Melissa Givvines
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Mary Beth Harmon
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Gowtam Chandra Salgar
Fred Leavitt
Robert Stauffer
Rony Joseph
Vijay Kangotra
Daniel McKenna
Richard Block
Stanly Philipose
Grace Norment
Bobbi Giudicelli
David Scheiffele
Julie B SAMUELS
Donna Willaims
William Johnson, IV
Steven Gifis

Noel Brady
Dennis Zitello
Showalter Systems
William Corry
Nellie G
David Horne
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Michael Yaldezian
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Lee Hidalgo
Jennifer Moore
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Edward R Johnson Jr
Nalini Durgana
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William Rivera
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Chris Toscas
Christian Davenport
Jessica Anne Beckman
Simon Emsley
Jenevie Willes
Mitchell Wulfman
Tyrell Wade
John Nelson
Kimberly Juel
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Allen Chennault
Mark Dewey
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Andrew Lee Rutherford
Stanley Williams
Zahed Hossain
Jim Behling
Aran L Nathanson
Burcu Colpan
Frederick George...
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Herman Theodorus
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Robert Herzfeld
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Jihua Ren
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Okan Sencan
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Liam O'Neil
Anjith Balmuri
Joshua Green
Houston L Bolton
Kimberly Smelt
Henry NEBEDUM
Mira Uzwyshyn
Jill Hosafros
Reginald Gray

# Thank You!

## From the Nuudii System Team



**Annette Azan**

**Founder and CEO**

Twenty-five year veteran, fashion executive, worked in global markets. Successfully held senior positions in branding, marketing & sales for brands - Donna Karan/Urban Zen,...



## Morgan Healy

**Director of Customer Journey**

Solid Experience. Expert in every area that impacts customers. Brings her experience having led social...



## Alaina Azan Goggin

**Marketing Manager**

Trailblazer. Staying one step ahead in the fast-paced world of marketing. One of the founding team members and an essentia...



## Gabrielle Azan Goggin

**Social Media Manager**

Savvy and engaged in current trends. She guides our social imprint building a strong brand presence. Behind the scenes a...



## Rachel Lerner

**Operations and Customer Service Manager**

Detailed oriented and multi-faceted. She studied the business of fashion at FIT bringing all her learnings and...



## Dee Sader

**Senior Technical & Creative Designer**

Accomplished and driven, she brings her 16 years of experience in design, development and production...



## Jeannette Cantone

**Advisor**

Former Executive VP Brand Creative at Victoria's Secret where she was instrumental in building cross brand synergy...





### Stephanie Sobel [in]

Advisor/Investor

Stephanie has been instrumental in shaping women's fashion for 25+ years. Held the position of President of Full Beauty. Her...

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Annette Azan | Founder @ Nuu Collective LLC | 2016 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Annette Azan | CEO | 2016 |

## Voting Power ❓

| Holder | Securities Held | Voting Power |
|---|---|---|
| Annette Azan | 630,000 Common Units | 63.0% |
| Elizabeth R. Zuber-Sherr | 340,000 Common Units | 34.0% |

## Past Equity Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 08/2016 | $120,000 | | Section 4(a)(2) |
| 11/2021 | $1,136,360 | | Section 4(a)(2) |
| 12/2021 | $30,000 | | Section 4(a)(2) |
| 07/2022 | $330,940 | | 4(a)(6) |
| 06/2023 | $125,000 | | Section 4(a)(2) |
| 10/2023 | $106,000 | | Section 4(a)(2) |
| 12/2023 | $2,381 | | Section 4(a)(2) |
| 12/2023 | $59,000 | | Section 4(a)(2) |
| 01/2024 | $31,000 | | Section 4(a)(2) |
| 01/2024 | $60,000 | | Section 4(a)(2) |

*The use of proceeds is to fund general operations.*

## Convertible Note Outstanding

| Issued | Amount | Interest | Discount | Valuation Cap | Maturity |
|---|---|---|---|---|---|
| 08/19/2016 | $120,000 ❓ | 2.0% | 20.0% | $3,500,000 | ❓ |
| 11/30/2021 | $1,136,360 ❓ | 4.0% | 20.0% | $6,500,000 | 12/31/2025 ❓ |
| 12/01/2021 | $30,000 ❓ | 4.0% | 20.0% | $8,000,000 | 11/30/2025 ❓ |
| 01/06/2024 | $31,000 ❓ | 4.0% | 20.0% | $8,000,000 | 01/06/2028 ❓ |

## Outstanding Debts

| Lender | Issued | Amount | Oustanding | Interest | Maturity | Current? |
|---|---|---|---|---|---|---|
| Paypal ❓ | 06/28/2023 | $125,000 | $21,000 ❓ | % | | Yes |
| Shopify ❓ | 10/17/2023 | $106,000 | $100,000 ❓ | % | | Yes |
| Annette Azan ❓ | 12/15/2023 | $2,381 | $0 ❓ | 0.0% | | Yes |
| Clearco ❓ | 12/16/2023 | $59,000 | $53,000 ❓ | % | 07/30/2024 | Yes |
| Hans Kaeser ❓ | 01/16/2024 | $60,000 | $61,800 ❓ | 15.0% | 08/31/2024 | Yes |

## Related Party Transactions
None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Units | 1,000,000 | 1,000,000 | Yes |
| Profit Units | 100,000 | 45,332 | No |

Warrants:    0
Options:    41

## Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of any members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

If there were to be any major long term supply chain issues, or raw material shortages this could impede our ability to manufacture our products, thus effecting sales.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Market adoption. If we're unable continue to get the word out about our brand, or if enough consumers do not respond positively to our product, our future performance may be impacted.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or, an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

The Company development activities require capital. There is no certainty that the initial financing will be sufficient to establish continuous product developments, in which case additional development financing will be required. After this initial round of financing, the Company expects that in 12-14 months it will need another $3 million in additional capital to continue to grow and expand the business successfully. As such, it is absolutely certain that the Company will need additional financing. The ability of the Company to secure future capital will depend on many factors, including continued progress in product sales, the cost of manufacturing and production, market requirements, advertising costs and fluctuations in raw material prices. The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company or its existing investors - particularly in light of current economic conditions, the availability of credit, and other sources of capital. The Company may raise any necessary funds through public or private equity offerings, debt financings, or additional corporate collaboration and licensing arrangements. To the extent the Company raises additional capital by issuing equity securities, the Company's members will experience dilution. If the Company raises funds through debt financings, they may become subject to restrictive covenants. If adequate funds are not available, the Company may be required to delay, scale-back, or eliminate their research and development programs or obtain funds through collaborative partners or others that may require the Company to relinquish rights to certain of the Company's potential product offerings that they would not otherwise relinquish. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The apparel market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting food production.

Should a natural disaster happen at one or both of our production facilities, it may impede the delivery of our products.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

## Description of Securities for Prior Reg CF Raise

_Additional issuances of securities._ Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

_Issuer repurchases of securities._ The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## <u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser,  ❓
to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units. As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $8,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Nuu Collective LLC

Delaware Limited Liability Company
Organized March 2016
6 employees
181 N. 11th Street studio 406

Brooklyn NY 111211 https://nuudiisystem.com/

## Business Description

Refer to the Nuudii System profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

Nuudii System is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.